Exhibit 99.1

Navigator Holdings Ltd. Announces Publication of

Inaugural ESG Report and New ESG Strategy ‘Fueling the Future’

LONDON and NEW YORK, July 6, 2023 – Navigator Holdings Ltd. (“Navigator” or “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce the publication of its 2022 Environmental, Social and Governance (ESG) Report (the “ESG Report”) and launch of its new ESG strategy ‘Fueling the Future’ (the “ESG Strategy”).

Building on its progress in ESG over the last few years, the ESG Strategy strengthens Navigator’s corporate strategy to connect the world today and deliver a sustainable tomorrow.

Developed with support from Boston Consulting Group and Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping, Navigator’s ESG Strategy identifies three ‘lighthouse’ focus areas, where the Company believes that, through its capabilities, it can make the biggest impact and lead the shipping industry. In these three areas, Navigator aims to:

•	Contribute to the shipping industry’s target to become net zero by 2050;

•	Derive one third of revenues from green cargo such as blue/green ammonia and CO2 by 2030; and

•	Ensure that 35% of onshore leadership positions are filled by women by 2028.

The ESG Strategy is included in the Company’s first ESG Report, published today. The 2022 ESG Report marks a step-change in Navigator’s approach to ESG, which has seen the creation of an ESG Committee of the Board and the appointment of the Company’s first Head of ESG. Navigator seeks to enhance transparency around its ESG performance, including its first Taskforce on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) Reports.

Mads Peter Zacho, Chief Executive Officer of Navigator, said:

“Developed under the leadership of the ESG Committee of the Board, I’m proud to be launching Navigator’s comprehensive inaugural ESG report, complete with ambitions and aims. The aims announced today demonstrate how Navigator wants to lead the shipping industry’s contribution to creating a low carbon world. Building on our success to date, I believe that we are in a strong position to lead on this agenda.”

The full ESG Report is available to download at the following link:

2022 ESG Report

Highlights from the Navigator’s 2022 ESG Report

Accelerating our climate change action

•	Improved Weighted Annual Efficiency Ratio to 13.54

•	Rolled out new digital greenhouse gas accounting platform

•	Reported Scope 3 category 3 fuel- and energy-related activities and category 7 employee commute GHG (greenhouse gas) emissions for the first time

Minimizing our environmental impacts

•	No loss of containment into the environment

•	Recorded an energy efficiency operational indicator (EEOI) of 56.73

•	Improved Fleet Sustainability Score to 0.76

Empowering people to thrive

•	Achieved 34% women in onshore positions

•	Committed $100,000 to corporate philanthropy

•	Reached 28 female officers and cadets across the fleet

Creating a safe and secure workplace

•	Completed safety maturity assessment

•	Achieved zero fatalities or major accidents across our fleet

•	Maintained zero security incidents on our vessels

Promoting Integrity with our people and suppliers

•	Set up Board ESG committee and appointed first Head of ESG

•	Became member of Maritime Anti-Corruption Network

•	Launched strengthened whistleblowing policy

About Navigator Gas

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet now consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers, and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Investor Relations: investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com

Address: 333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002

Tel: +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements relating to Navigator’s ESG Strategy. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “seek,” “target,” “aim,” “become,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to, those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.